PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Business

Company Overview:

POMM Inc. (“POMM” or the “Company”) is a Nevada corporation and owns 100% of OS New Horizon, Ltd, – Personal Computing Solutions Ltd., (the “Subsidiary”), which is solely the R & D division, developing advanced biometry-based, user-enhanced authentication, and privacy management solutions, while the holding corporation POMM commercializes the products. The Subsidiary does not operate as an independent entity – it operate solely for research and development for the Company’s business and creates, modifies and develops products compatible with next generation smartphones, a continuously evolving industry and technology.

The Company’s business activities, including its R & D, are directed, controlled and coordinated from its office in Atlanta, GA, from which financial, business and sales decisions are made.

POMM’s main offering is their proprietary POMM™ (Privacy On My Mind) platform which is a unique, highly secured and isolated mobile private cloud, to be integrated with smartphones as a smartphone case and add-on. The POMM platform features a range of secured dedicated SW applications, developed and/or integrated by OS: large-volume data storage, video and music storage, galleries, chats, emails, passwords, contact lists etc. The Company believes that the owner of the POMM™ device will rest assured that his/her sensitive personal data is safe from hackers or other undesirable intruders, while he/she has immediate 24/7 access to this private information.

POMM System

The Company’s is focused on the secured privacy management and believe to be offering a dual-product secured package concept, covered and protected by advanced multinational patents. (Attached here to as the “POMM PRO” and the “MINI POMM”)

The POMM’s core technology consists of two elements:

1.	The POMM™ device – a biometrically managed, highly secured, large-volume personal data storage device, designed as a smartphone case and permanently attached to the user’s smartphone. Using several advanced biometric sensors to perform owner authentication, the device also features a wellness status check – to prevent criminal coercion, and ensure that the accessing party is always the owner – alive and well and entering of his/her own free will.

2.	The POMM system & environment – a Secured Trusted Gateway (STG) that enables POMM users to communicate safely with service providers via the internet and cellular networks. Authenticating identities at both ends, the secured POMM environment will allow the safe two-way exchange of private documents and transactions between the device owner and remote service providers – such as medical institutions, banks, investment houses and insurance companies.

The current strategy focuses on standalone versions of the POMM™, MiniPOMM and POMMPro. The POMM environment is currently under development.

Our current R&D and engineering status is as follows:

1.	Electronic board: The developers of the POMM™ device have completed the full-scale integration of the selected CPU-based dedicated electronic board. The board’s main components are 4 cores of advanced FreeScale iMX6 SOC CPUs - sampling and processing the outputs of the 6 integrated biometric sensors, managing peripherals and power, and controlling all data storage and IO functions.

2.	Biometric sensors: Multiple biometric sensors have been incorporated into the POMM device, all resident on the electronic board. User authentication is enabled by: an imaging camera with active IR LED illumination for face recognition; an imaging camera with active IR LED illumination for palm pattern recognition; and recognition of the user’s selected in-air 3D gesture. Other sensors monitor various physiological parameters - heartrate, blood oxygen saturation and body temperature – to ensure the user’s aliveness, measure stress levels and prevent coercion.

The full-scale design, integration and testing of the POMM™’s electronics were completed in the 2nd half of 2015. All shown components reside on the electronic board and are encapsulated within its plastic double-wall environmentally sealed enclosure, designed as a smartphone protective case.

3.	Software: The POMM™’s S/W is based on the Linux advanced operating system, and consists of 4 main categories:

	3.1	Control (ready Q4 2015) - responsible for processing the APIs interacting with the smartphone’s various dedicated secured applications.

	3.2	Data (ready Q4 2015) - responsible for storing and managing files and data objects in the POMM. The data management system includes:

a.	Secured data storage: the data received through the user’s smartphone is transferred to the POMM’s memory after preliminary encryption. This encryption is performed with highly secured encryption keys in a dedicated firmware-based encryption unit, stored inside the SOC processor’s highly secured internal flash memory, and using a complex encryption algorithm.

b.	Secured data view: the encrypted data stored in the flash memory is transferred to the smartphone’s memory through a secured view process, and displayed on the smartphone’s screen after a preliminary decryption process. The transfer is performed by a secured decryption keys and a dedicated firmware-based data encryption unit stored inside the POMM processor’s highly secured internal flash memory, and using a complex decryption algorithm.

c.	Filing: a file system and a SQL database enable storing, efficiently retrieving and managing all stored encrypted data objects.

3.3	Secure connection (ready Q4 2016) - responsible for secure communication of the user’s POMM with remote service providers. The POMM supports VPN connections both by IPSEC and SSL, as well as SSL-secured encrypted communication with remote services and data providers.

3.4	Biometry (ready Q4 2015) - responsible for biometric sensing and the entire procedure of user’s enrollment identification and authentication.

a.	Enrollment: an initial user registration stage, generating and storing a biometric template of the user’s footprint for each of the multiple biometric techniques – face recognition, palm view and 3D gesture – for future comparison.

b.	Authentication: Authenticating the user’s identity by comparing the biometric template - created during the one-time enrolment process and stored in the Management Base module - with the biometric sample acquired by the sensors every time anyone tries to access the device.

POMM Final Integration and Performance Testing efforts:

During Q1, 2016, in parallel to the final product design, manufacture and testing of the POMM set of 4 integrated complementary electronic boards – a large scale effort was done and completed regarding the POMM case product design and the following 3D CAD engineering modeling of the POMM protective case, done by a professional experienced team. This team efforts were followed by fast prototypes plastic case manufacturing that were done by a second professional mechanical and electronic packaging engineering and 3D fast prototypes engineering plastics manufacturing team.

The following engineering efforts stage were dedicated to the integration of the POMM to the state of a fully functional product by the integration of the electronic boards with the final fast prototypes manufactured and fully finished POMM dedicated plastic case housings

After several POMM units were integrated to a fully functional working product - several POMM product operational functions testing were executed by the product integration team. The product testing and the functional approval finalizing tests, were related to the following important operational functions capabilities:

1.	Biometric module full integration and testing including the stages of initial owner’s enrollment, and user’s bio-authentication.

2.	Testing and debugging of the POMM data encryption procedures with fully operational use cycles –with complete data cyphering and deciphering stages.

3.	Testing and debugging of the required operational data transfer between the User’s smartphone memory and the POMM memory – both data transfer directions tested for full functionality.

POMM Electronic Case Integrated Smartphone Imaging:

Case

Background

In today’s world, individuals are required to keep and manage substantial amounts of data of many different types: sensitive multimedia clips, private photos, access passwords, private contact information, confidential medical and financial documents and much more. In many such private data management cases, and despite unending technological efforts, online data depositories are intruded upon, hacked and invaded, with very private information exposed to the public view and misused.

Notable security breaches reported by the media have recently been the following: 1) publication of personal customer information taken from the Ashley Madison website in July 2015,1 2) publication of nude photos and lurid videos taken from celebrity cell phones from the iCloud system in August 2014 such as Jennifer Lawrence, Jude Law, Kate Upton (known as the “Fappening”),2 3) discovery of susceptible software facilitating hacking on over one billion Android phones3 and 4) Sony Pictures suffering a large amount of theft of confidential data in October 2015.4

Many people entrust the Cloud with their personal information which may seem that such people have simply given up on privacy. However, recent studies indicate that this is not true for sensitive and private data as people all over the globe tend to be more conservative regarding sensitive information. Specifically, 50% of all Americans and 75% of all Europeans say they are unwilling to keep their health records in the Cloud, and about 58% of the Europeans say they would like an alternative solution.5 The outcome of such market analyses, based on non-supported academic and government-needs studies initially compelled the Subsidiary to develop the POMM™.

The Industry

Over the past two decades the internet has increasingly become a crucial focus and tool in our daily lives. Through the web, and especially with the enormous and swiftly growing array of mobile applications, we conduct commercial transactions, interact socially, contact service providers – such as health and financial institutions and government agencies, and much more. Open systems like the smartphone and clouds give us a degree of freedom, accessibility and convenience that were truly unimaginable only 10 years ago. And yet, most of us are well aware that this unmatched convenience comes with a price tag: we pay for it with our privacy! Our personal documents are less secure, and our private data has become vulnerable - to abuse, ID theft and the attacks of hackers and other online criminals. And even though leading technological companies are working hard on this painful problem, only partial solutions have been developed so far. (One example may be found in the new iPhone 5 & 6, now equipped with fingerprint identification capabilities, but still exposed to hackers coming in from the internet).

Currently, the most common mass storage medium is the cloud. So much information, both private and corporate, is stored in its essentially unlimited storage space, but the cloud has three well-known disadvantages that cannot be ignored: a reputation for vulnerability to hacker attacks; mal-use of cloud content with stolen/illegitimately accessed credentials; and the need for a live online internet connection for any user-cloud interaction, enhancing vulnerability.

Unlike the cloud, the POMM system is almost totally isolated from the online world, with the few inevitable gates protected by advanced encryption algorithms. In the standalone version of the POMM™ the problem is nonexistent: vast amounts of data may be stored here, protected by biometry, and inaccessible to anyone but the owner.

A large number of popular apps do not have user authentication protections. “A large number of apps for iPhones and iPads are susceptible to hacks that cause them to surreptitiously send and receive data to and from malicious servers instead of the legitimate ones they were designed to connect to,” reported Dan Goodin in the popular technology news website Ars Technica, on Oct. 29 2013.” Even some online banking details can be manipulated to display fraudulent information and intercept data sent by the end-user. After an app has been tampered with once, it will continue to connect to the hacker-controlled server for an extended period of time, with no outward indication it is doing so. The weakness, dubbed HTTP request hijacking (HRH), is estimated to affect at least 10,000 titles in Apple’s App Store.”

According to the Mobile Security Report (“MSR”) published during the third quarter of 20156 by Cybersecurity Ventures, the total mobile security market is expected to grow from $1.5 billion in fiscal year 2014 to $5.75 billion by 2019, at an estimated Compound Annual Growth Rate (“CAGR”) of 30.7% from 2014 to 2019. Other key facts highlighted by MSR are the following:

1 http://www.wired.com/2015/08/happened-hackers-posted-stolen-ashley-madison-data/

2 http://www.cnn.com/2014/09/02/showbiz/hacked-nude-photos-five-things/

3 http://www.npr.org/sections/alltechconsidered/2015/07/27/426613020/major-flaw-in-android-phones-would-let-hackers-in-with-just-a-text

4 https://www.washingtonpost.com/news/the-switch/wp/2014/12/18/the-sony-pictures-hack-explained/

5 SPECIAL EUROBAROMETER 359 Attitudes on Data Protection and Electronic Identity in the European Union REPORT Fieldwork: November – December 2010

6 http://cybersecurityventures.com/mobile-security-report-q3-2015/

●	a 2015 Silicon Valley Bank report that states that there will be more than 1 billion employee-owned smartphones and tablets in workplace in 2018;

●	according to Gartner, by 2018, 70% of mobile professionals will conduct all of their work on personal smart devices;

●	PwC 2015 Information Security Breaches Study on UK Corporations reports that 15% of organizations suffered from a breach caused by use of a smartphone or tablet device, more than doubling last year’s figure of 7% in 2013;

●	2015 Alcatel Lucent Motive Security Labs Report found that malware infections in mobile devices increased 25% in 2014. Android devices have caught up with Windows laptops, which had been the primary workhorse of cybercrime, with infection rates between Android and Windows devices split 50/50 in 2014;

●	Motive Security Labs survey found that 65% of subscribers expect their service provider to protect both their mobile and home devices;

●	Mobile security spending is trending up rapidly – due in part to the sheer number of new mobile devices entering the market and growing mobile risk awareness from corporate security people, but the market is just cracking open and mobile security is only a fraction of the total security spend. Analysts and research firms indicate real opportunity in mobile security is still ahead of us, states Steve Morgan Editor-in-Chief of the Cybersecurity Market Report;

●	Gartner stated that there is a lack of penetration of security tools among users of new mobile platforms, and they do not expect to see new demand for this type of capability to emerge before 2016. Most consumers do not recognize that antivirus is important on mobile devices and therefore have not yet established a consistent practice of buying mobile device endpoint protection software. This purchasing trend and market shift away from PCs will have significant repercussions on the consumer security market. However, as mobile devices gain in mass popularity and as security is likely to be a higher priority from 2017 onward, then new market opportunities are likely to emerge.

Target Markets – General

The POMM targets the vast market of millions of computer-age modern-economy end-users, who need to feel safer in accessing, managing and updating their digital data files – such as health records, financial records, business correspondence, private videos and much more. With the friendly POMM™, all files are always safely accessible, handy & under the user’s full control, almost isolated from the Internet society, enabling safe & secured communication with service providers. The service providers (banks, insurance companies, medical clinics etc.), on their part, will benefit from POMM’s trustworthy isolated environment - supporting a large spectrum of remote yet highly secured services to reliably bio-authenticated clients/users.

OS’s proprietary technology, based on the generic POMM™ platform, together with its extensive potential applications, can be beneficially implemented in many substantial and growing market segments, with numerous potential users. Designed as a smartphone case, it is integrally tied to the globally omnipresent mobile phone market.

The mobile phone market

Mobile phones were used in 2014 by 4.55 billion people worldwide – more than half of humanity. In the developed countries of Western, Central & Eastern Europe, North America and Australia, nearly everyone already owns or uses a mobile phone, bringing down the overall rate of adoption; and yet developing parts of the world – Latin America, Asia-Pacific, the Middle East and Africa – hold substantial potential for further growth. Thus, mobile phone penetration is expected to rise from 61.1% of the global s population in 2013 to 69.4% in 2017, according to an eMarketer report, Worldwide Mobile Phone Users:

With regard to global use of smartphones (as a distinct group of mobile phones), figures indicate that the 1 billion mark was passed in 2012, and the number of users will surpass 2 billion in 2016, reaching 2.16 billion - according to figures from eMarketer. In 2015, over 1.91 billion smartphone users account for more than a quarter of the world’s population, expected to rise to a full third by 2018, with 2.56 billion users. At that point smartphone users will represent more than half – 51.7% - of all mobile phone users worldwide. Adoption rates continue to rise thanks to growing affordability of smartphone devices, globally expanding internet access and the advance of 3G and 4G networks.

On a country-by-country basis, here are eMarketer’s year-by-year milestones for 2014-2018:

●	2014: China tops 500 million smartphone users for the first time.

●	2015: Russia surpasses Japan as the fourth-largest smartphone user population.

●	2016: India exceeds 200 million smartphone users, topping the US as the world’s second-largest smartphone market.

●	2017: The US surpasses 200 million smartphone users, or nearly 65% of the country’s total population.

●	2018: Indonesia passes 100 million smartphone users, firmly establishing itself as the fourth-largest smartphone user population.

Following are the top 25 countries worldwide ranked by smartphone users in 2014, according to eMarketer:

One of the main uses of mobile phones in general, and smartphones in particular, is accessing online data and services. In 2014, more than 2.23 billion people worldwide, or 48.9% of mobile phone users went online via mobile at least once a month, and these numbers continue to grow rapidly, as mobile internet penetrates emerging markets, rising middle classes and rural areas worldwide.

Target Audiences – End Users

POMM Inc. will begin its penetration campaign by launching the standalone version of POMM™ in two separate editions, targeting early adopters in two specific high-end market segments:

a.	The MiniPOMM™ for Consumers who love electronic gadgets

The MiniPOMM will offer these users – mostly young and well-versed in novel technologies – vast storage volumes, highly secure and complete with smart and secured data-management software. Here they will be able to store their vast quantities of photos, songs, multimedia & video clips, texts, docs, emails, passwords, contacts etc., all organized under clear categories, easy to save and simple to retrieve anytime, anywhere – directly through their familiar smartphone’s interface. In addition, the user will be able to exchange messages, chats and emails – all secured with advanced encryption techniques – with partners who also own a MiniPOMM.

b.	The POMM-PRO for Professionals - such as lawyers, accountants, brokers, managers and consultants.

Professionals will find in POMM-PRO a perfect companion for their daily work – a safe depository for vast volumes of documents and data - including clients’ confidential info, corporate secrets, financial data, sensitive contact lists, emails, photos, audiovisual docs, electronic IDs, usernames, passwords etc. - all fully encrypted to secure against hackers, identity thieves and competitors, and easily retrievable for use 24/7, anywhere on the globe. Moreover, with POMM-PRO there is no need for an all-too-vulnerable internet or cellular connection with the office base to access and use stored data.

Future releases will expand POMM-PRO’s capabilities, to include storage and management of the user’s ID docs and credit cards, remote and contactless NFC (near field communication) functions, such as a universal personal key, and private self-managed depository for medical records (PHR).

Competition

POMM faces competition by software and hardware companies that extend the battery life. Enable digital encryption and/or install biometric authentication for smartphones. We believe the following companies and their products represent our primary competition:

a.	Add-on electronic smartphone cases/tokens:

	1.	Mophie Add-On Space Pack Smartphone Cases – Mophie Inc., a US manufacturer of mobile accessories, has integrated a backup battery in a smartphone shell case, adding organized data storage. Mophie’s Space Pack battery and storage case for iPhone 5 or 6 costs US$150 for an optional basic 16 or 32 GB storage capacity configuration, US$250 for an extended 64 GB memory capacity version, and US$300 for a 128 GB version.

Unlike POMM Inc., Mophie doesn’t focus its development on data protection and privacy, but rather on extending battery life and providing extra data storage space. The storage space is protected by no more than an ordinary 4 digit password.

b.	User Identification Tokens

1.	Gemalto is an international digital security company. To protect the edge of the network, Gemalto develops secure software and operating systems which it embeds in many kinds of devices, like SIM cards, banking cards, tokens, electronic passports and ID cards. Once Gemalto personalizes these cards and tokens and loads them with data, it deploys platforms and services to manage and protect them as well as the sensitive data they hold throughout their life-cycle. Gemalto is the world’s largest manufacturer of SIM cards.

The Gemalto Protiva™.NET Bio token solution uses two- or three-factor authentication systems to authenticate and verify user’s identity, requiring the user to prove his identity with at least two of the three methods: “something he knows” (PIN or password), “something he has” (smart card or a token), or “something he is” (fingerprint).

Unlike Gemalto, POMM Inc., also provides memory extension, battery extension, secured storage and a secured application environment.

c.	Battery Cases

1.	MyCharge Freedom 2000 is a battery case for iPhone 5 with built-in 2,000mAh battery that is enough for more than 9 hours of extra talk time and 44 hours of audio playback.

2.	Lenmar Meridian makes battery cases for iPhone and Samsung smartphones as well as portable and external portable charges for consumer electronics.

3.	Apple has introduced in Q4, 2015 their Smart Battery Case, engineered specifically for iPhone 6s and iPhone 6, providing longer battery life and protection. The soft microfiber inside helps to protect the iPhone, while the soft elastomer hinge enables to put the case on and off. It charges the iPhone and battery case simultaneously for increased talk time up to 25 hours. The case batter charging status in displayed on the IPhone screen, next to the phone original battery status display. Retail price is $99. There is an avalanche of negative responses to Apple’s new battery case for the iPhone 6s. It seems to have caught the company off-guard. Not only was Tim Cook seemingly forced to defend the case’s design (a somewhat rare occurrence), but rivals such as BlackBerry and Asus were quick to seize the opportunity and highly criticized Apple’s latest accessory.

d.	Smart Card Readers

1.	Precise Biometrics produces its smart card reader Tactivo as a smartphone case that features two-factor authentication by combining a smart card and fingerprint verification or smart card and PIN code. Active – sleek smartphone cases featuring two-factor authentication: smartcard & fingerprint of smartcard & PIN code, providing secure access to restricted resources from mobile devices.
2.	PKard Reader produces a case with a built in smart card reader or a plug-in smart card reader for smartphones and tablets. The case includes a charger as well as security for web browsing and selected applications on the smartphone.

The PKard Reader is less elegant but more flexible than the Tactivo with its plug-in smart card. PKard has no fingerprint authentication, but works with both the iPhone and iPad.

The following table below summarizes the POMM’s competitor’s capabilities with the POMM platform:

V-contain

VV- more than V

VVV- more than VV

X-do not contain

Third party distributors

Intellectual Property

We have one (1) U.S. registered patent for “secured personal data handling and management system.”

We have one (1) U.S. national phase patent application for “A method and device to detect and manage non legitimate use or theft of a mobile computerized device”.

We have two (2) U.S. PCT phase patent applications for:

1)	“A mobile device and a system to securely store and manage user’s health records using internet and cellular networks.”

2)	“A mobile device to securely remotely access, manage and store an enterprise’s data, using employees’ add-on mobile devices”.

We have one (1) U.S. Provisional phase patent application for:

1)	“Mobile device and method providing secure data access, management and storage of mass personal data”.

We have ten international patents that are either registered, pending or allowed.

All of our patents are listed below:

	File Ref	Application No.	PATENT No.	Registration Date	Status	Action Due/Status
App 1.	2799-US	12/849,971	8,401,875	Mar. 19, 2013	Registered	Renewal due August 19, 2020 Valid till 2028
	2862-EP	11752936.2			Pending	Renewal March 10, 2016
	2863-IL	221765			registered	Registration Fees paid
	2864-CA	2,791,348			Pending	Renewed on March 10, 2016
	2865-CN	201180014831.9			Allowed	Notification of Patent Grant March 9, 2016
	2866-IN	2376/MUMNP/2012			Pending	Request for Examination Filed March 14, 2016; Awaiting Examination
	2867-JP	2012-556636	5659246	Dec. 5, 2014	Registered	Registration Fees paid
	2868-KR	10-2012-7026679			Registered
	2868-RU	2012137172		Jul 6, 2015	Registered	Valid until March 10, 2031
	2884-HK	13106579.1			Pending	Allowance expected based on China allowance
App 2.	2973-US	14795108			US Utility	US National Filed July 9, 2015
App 3.	2951-PC	62/108,614			PCT Application	PCT Application Filed Filed on January 28, 2016
App 4.	2998-PC	62/117,463			PCT Application	PCT Application Filed on February 18, 2016
App 5	3014-PC	PCT /IP2016/055986			PCT application	Filed on June 10, 2015

1.	A secured personal data handling and management system.
2.	A method and a device to detect and manage non legitimate use or theft of a mobile computerized device
3.	A mobile device and a system to securely store and manage user’s health records using internet and cellular networks.
4.	A mobile device and systems to securely remotely access, manage and store an enterprise’s data, using employees’ add-on mobile devices.
5.	Mobile device and method providing secure data access, management and storage of mass personal data.

Italic Green: Patents Granted

Employees

As of December 31, 2016 we had 7 employees and independent contractors (some of them part time jobs), of whom 6 persons were in administrative, legal, accounting and marketing and 1 persons were in research and development. All of our employees are based in Israel and are directed and supervised from our Atlanta, GA office.

Under Israeli law, we and our employees are subject to protective labor provisions, including the length of the workday, minimum wages for employees, annual leave, sick pay, determination of severance pay and advance notice of termination of employment, as well as procedures for hiring and dismissing employees and equal opportunity and anti-discrimination laws. While none of our employees is party to any collective bargaining agreements, orders issued by the Israeli Ministry of Economy (formerly named the Ministry of Industry, Trade and Labor) may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as the length of the workday and week, recuperation pay, travel expenses and pension rights. We have never experienced labor-related work stoppages and believe that our relationships with our employees are good.

Israeli law generally requires the payment of severance compensation by employers upon the retirement, death or dismissal of an employee. We fund our ongoing severance obligations by making monthly payments to insurance policies. All of our current employees have agreed that upon termination of their employment, they will be entitled to receive only the amounts accrued in the insurance policies with respect to severance pay.

For information regarding the severance pay to which our chief executive officer would be entitled upon termination of his employment, see “—Employment Agreements with Executive Officers.” Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. These amounts also include payments for national health insurance.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data

You should read the following selected financial information in conjunction with our audited financial statements.

The following tables set forth our selected financial data. You should read the following selected financial data in conjunction with, and it is qualified in its entirety by reference to, our historical financial information and other information provided.

The selected statements of operations for the years ended December 31, 2015 and December 31, 2016 and the Balance Sheets as of December 31, 2015 and December 31, 2016 are derived from our audited financial statements. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“US GAAP”), and in accordance with the rules and regulations of the Securities and Exchange Commission.

Statements of Operations

	Year ended
	December 31
	2 0 16	2 0 1 5
	USD in thousands
Research and development, net	869	900

General and administrative	2,105	1,298

Operating loss	2,974	2,198

Financial expenses (income), net	131	62

Loss for the year	3,105	2,260

Basic and diluted loss per share (in USD)	1.71	1.69

Balance Sheets

	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands
ASSETS
Current assets
Cash and cash equivalents	39	250
Restricted cash	30	-
Other receivables	120	136
Total current assets	189	386

Fixed assets, net	7	9

TOTAL ASSETS	196	395

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Total current liabilities	1,896	1,160

Total long term liabilities	602	564

TOTAL LIABILITIES	2,498	1,724

Total shareholders’ deficiency	(2,302)	(1,329)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY	196	395

Financial Operations Overview

POMM Inc. (“POMM” or the “Company”) is a newly formed company. The Company, is the owner of 100% of the shares of OS New Horizon – Personal Computing Solutions Ltd

Revenue

We have not generated any revenue since our inception. To date, we have funded our operations primarily through equity financings, as well as from grants that we received from the European grants. If our product development efforts result success, we expect to generate revenue from sales of our POMM™ device.

Operating Cost and Expenses

Our operating costs and expenses are classified into two categories: research and development expenses and general and administrative expenses. For each category, the largest component is personnel costs, which consists of salaries, employee benefits and share-based compensation. Operating costs and expenses are expensed as incurred. We expect personnel costs to continue to increase as we hire new employees to continue to grow our business.

Research and Development Expenses, Net

Research and development activities are crucial to our business and existence as a viable product for the market. We intend to increase our research and development operations and expenses in order to complete the development of our POMM™ device which we believe could be available to the market within 10 months. We also intend to develop additional applications for the medical data and healthcare market as well as the financial markets. These applications are most fitted for the POMM™ concept having strong authentication means as well as isolated storage device. The concept is one device for one person guarantee full privacy and the knowledge that the one that is doing transactions is the one that is allowed to do so. These characteristics of the POMM™ guarantees that it is the best solution for handling and managing sensitive data including emails, chats and digital currency transactions.

Research and development expenses primarily consist of:

●	Personnel-related expenses, including salaries, benefits and related expenses; HW & SW engineers.

●	Payments made to third-party contract research organizations, contract manufacturers, investigative sites and consultants; Hardware and Firmware expertise.

●	Manufacturing development costs; for electronic circuits and packaging models.

●	Costs associated with obtaining patents and maintaining. The company have 4 allowed patents and 10 pending patents.

The R&D was granted by a European Fund named FP7 based on 40 countries from Europe located at Brussels (web page https://ec.europa.eu/research/fp7/understanding/fp7inbrief/what-is_en.html indeed FP7) provided us with a grant in the aggregate of $700,000 approximately. Our wholly owned subsidiary OS Company established a consortium of 7 partners from universities and research institutes from 5 different countries from Israel and Europe. The consortium is developing the POMM™ environment and the infrastructure for the Health and Finance applications. The consortium provided FP7 a proposed solution securing mobile services pursuant to which our R&D obtained the grant. The proposal was utterly based on the OS’s patents. This project called PCAS (Personal, Centralize Authentication System) is well monitored through the 3 years of it development by three independent evaluators. The other members of the consortium do not have rights for selling the products since it is based OS’s patent. The project had finished successfully at the end of 2016.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and other related costs, including share-based compensation expense, for employees varying from administrative personnel, to service fees and other general corporate expenses, such as communication technicians in Israel, to office rent to be undertaken in the U.S.A in New York, and travel expenses related to our development and commercialization efforts. We anticipate that our general and administrative expenses will increase in the next months as we incur additional general and administrative costs associated with the growth of the Company.

Financial Income and Finance Expenses

Our finance income and finance expenses consist primarily as a result of the year-end translation exchange rates of monetary assets and liabilities denominated in foreign currencies and recognized in the statement of comprehensive loss as “finance expenses”/“finance income.”

Taxes on Income

Our holding Company will have to be subject to all tax rules and requirements an U.S. based entity is subject to and our R&D is a pass through and the standard corporate tax rate in Israel for the 2016 tax year.

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $5 million as of December 31, 2016. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years in the Subsidiary company in Israel.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Research and Development Expenses, net. Our research and development expenses for the year ended December 31, 2016 were $0.9 million, same as the year ended December 31, 2015. The majority cost in research and development expenses was due to the cost of salaries and related expenses in according with Share-Based Payment plan.

	Year ended
	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Payroll and related expenses	452	623
Share-based payment	449	394
Professional services	17	50
Development expenses	-	97
Traveling abroad expenses	-	9
Other	-	6
Materials	12	12
Subcontracted work and consulting	3	4
	933	1,195
Less: Participation in Research and development expenses	(64)	(295)
Research and development, net	869	900

General and Administrative Expenses. Our general and administrative expenses for year ended December 31, 2016 were $2.1 million, as compared with $1.3 million for the year ended December 31, 2015. General and Administrative Expenses includes cost of salaries and related expenses, share-based payment, professional fees and other general and administrative expenses. The increase was primarily due to an increase in related expenses in according with Share-Based Payment plan.

	Year ended
	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Payroll and related expenses	245	507
Share-based payment	1,459	427
Professional services	203	237
Advertisement to market	50	-
Other	118	92
Rent and maintenance	21	18
Office maintenance	9	17
	2,105	1,298

Operating Loss. As a result of a $0.8 million increase in General and Administrative Expenses for the year ended December 31, 2016 compared to the corresponding period in 2015, our operating loss for the year ended December 31, 2016 was $3 million, compared to $2.2 million for the year ended December 31, 2015.

Finance Income/ Expenses- Our finance Expenses for the year ended December 31, 2016 was $0.1 million, as compared to Finance Income $0.06 million for the corresponding period in 2015.

Net Loss. Our net loss for the year ended December 31, 2016 was $3.1 million, compared to $2.3million for the corresponding period in 2015.

The Company has accumulated losses of $7.5 million and $4.4 million as of December 31, 2016, and December 31, 2015, respectively. The Company is still in its development stage and has not yet generated revenues.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Research and Development Expenses, net. Our research and development expenses for the year ended December 31, 2015 were $1.2 million, as compared with $0.8 million for the year ended December 31, 2014, an increase of $0.4 million. The increase in research and development expenses was primarily due to an increase in cost of salaries and related expenses in according with Share-Based Payment plan.

	Year ended
	As of December 31
	2 0 15	2014
	USD in thousands
Payroll and related expenses	$623	$425
Share-based payment	394	212
Professional services	50	39
Development expenses	97	80
Traveling abroad expenses	9	-
Other	6	27
Materials	12	16
Subcontracted work and consulting	4	16
	1,195	815
Less: Participation in Research and development expenses	-295	-339
Research and development, net	900	476

Participation in Research and development expenses were $0.3 million in both periods.

General and Administrative Expenses. Our general and administrative expenses for year ended December 31, 2015 were $1.3 million, as compared with $0.25 million for the year ended December 31, 2014. General and Administrative Expenses includes cost of salaries and related expenses, share-based payment, professional fees and other general and administrative expenses. The increase was primarily due to an increase in cost of salaries and related expenses in according with Share-Based Payment plan and in according with Severance pay.

	Year ended
	As of December 31
	2 0 15	2 0 14
	USD in thousands

Payroll and related expenses	507	18
Share-based payment	427	29
Professional services	237	87
Consulting	-	56
Other	92	39
Rent and maintenance	18	14
Office maintenance	17	8
	1,298	251

Operating Loss. As a result of a $0.4 million increase in Research and Development Expenses, net and the increase in General and Administrative Expenses for the year ended December 31, 2015 compared to the corresponding period in 2014, our operating loss for the year ended December 31, 2015 was $2.2 million, compared to $0.7 million for the year ended December 31, 2014.

Finance Income/ Expenses Our finance Expenses for the year ended December 31, 2015 was $0.06 million, as compared to Finance Income $0.1 million for the corresponding period in 2014.

Net Loss. Our net loss for the year ended December 31, 2015 was $2.3 million, compared to $0.6 million for the corresponding period in 2014.

The Company has accumulated losses of $4.4 million and $2.2 million as of December 31, 2015, and December 31, 2014, respectively. The Company is still in its development stage and has not yet generated revenues.

Cash Flows

The following table summarizes our statement of cash flows for the years ended December 31, 2016 and 2015.

	Year ended
	December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Net cash used in operating activities	(847)	(737)
Net cash provided by (used in) investing activities	-	(6)
Net cash provided by financing activities	666	972

Operating Activities

Net cash used in operating activities for the year ended December 31, 2016 was $0.847 million, as compared to a $0.737 million in the year ended December 31, 2015 and is mainly because of the operating loss.

Investing Activities

Net cash used in investing for the year ended December 31, 2015 consists of purchase of fixed assets.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2016 was $0.666 million, as compared to $0.972 million for the corresponding period in 2015.

The following table summarizes our statement from financing activities for the years ended December 31, 2016 and 2015:

	Year ended
	December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Cash flows from Financing Activities:
Receipts of short-term loan	156	35
Receipts of long-term loan	30	-
Issuance of ordinary shares	224	594
Receipts of shareholders’ loan, net	256	343

Net cash provided by financing activities	666	972

Item 3. Directors and Officers

Our directors and executive officers, and their ages as May 30, 2017, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
David Freidenberg	Chief Executive Officer and Chief Operations Officer	40	2015
Abby Drue[1]	President	70	2015
Gila Fish	Chief Research and Development Officer	60	2015
Rachel Koren[2]	Chief Financial Officer	42	2015
Ory Arbel[3]	Secretary	39	2015
Avner Korman	Vice President, Research and Development	69	2015
Directors:
Gila Fish	Chairperson	60	2015
David Freidenberg	Director	40	2015

(1)	Ms. Drue is a part-time employee of the Company and works approximately 10 hours per week for the Company.
(2)	Ms. Koren is a part-time employee of the Company and works approximately 7 hours per week for the Company.
(3)	Mr. Arbel is a part-time employee of the Company and works approximately 7 hours per week for the Company.

There are no family relationships between any directors or executive officers.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers & Directors

David Freidenberg, MBA – CEO, COO, and Director – Mr. Freidenberg has 14 years of experience in executive roles in the IT & telecommunication industry including CEO, VP Sales & Business Development.

Abby Drue – M.Sc. President (part-time) – Ms. Drue is a marketing strategist, diversity trainer and behavioral development coach to professional associations, as well as private businesses, mid-size companies, and large corporations. She established Abby Drue Inc. in 1984 as one of Atlanta, Georgia’s first boutique, full service communications firms specializing in all forms of organizational communications, client relations, media and printed informational materials as well as multimedia educational programs.

Gila Fish, M.Sc. – Founder, Chairperson, and Chief Research and Development Officer – Ms. Fish has been a System Analyst for more than 30 years. She is an IT Management professional and active Director in public companies.

Avner Korman, M.Sc, MBA – Vice President, Research and Development – Mr. Korman has 30 years of experience in building & managing Hi-Tech ventures. He is an IP editor and CEO for Israeli startups.

Rachel Koren – MBA, CPA, CFO (part-time) – Ms. Koren has 11 years of experience as a controller of a public company and a head of budget and economics department at the Hebrew University.

Ory Arbel – Adv., LLB, BA, of law – Secretary (part-time) – Mr. Arbel has 13 years of experience. He is a founding partner of Arbel Braun Landau, Attorneys at Law.

Compensation of Executive Officers

The following table sets forth information about the remuneration of our named executive officers for services rendered during our fiscal years ended December 31, 2016 and 2015.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)[1]	Total ($)
David Freidenberg	2016	120,000	0	35,000	155,000
Chief Executive Officer	2015	57,000	0	14,000	71,000
Gila Fish	2016	105,000	0	10,000	115,000
Chairperson and Chief Research and Development Officer	2015	105,000	0	10,000	115,000
Avner Korman	2016	75,000	0	7,500	82,500
Vice President, Research and Development	2015	75,000	0	8,000	83,000

(1)	This amount includes a pension allowance of 5% from the employee’s gross salary (and the employee will set aside an additional 5%) and unemployment allowances of 8.33% of the employee’s gross salary. When the employee ends their work for the Company, they will be entitled to an unemployment allowance, or such allowance can be saved for the employee for use upon their retirement. In addition, the Company will set aside and amount equal to 7.5% of the employee’s gross salary in savings fund, and the employee will set aside an additional 2.5% (the “Savings Fund”). The employee can use the Savings Fund six years after the employee begins the Savings Fund, regardless of whether the Savings Fund was started with a different employer.

David Freidenberg, is our Chief Executive Officer, Chief Operations Officer and a Director. Pursuant to an employment agreement with the Subsidiary entered into on June 28, 2015 and amended on November 1, 2015 and September 29, 2016 (as amended, the “Freidenberg Employment Agreement”), Mr. Freidenberg also serves as the Chief Executive Officer of Subsidiary. Mr. Freidenberg receives an annual salary of $240,000. Pursuant to the Freidenberg Employment Agreement, Mr. Freidenberg also received 250,000 options to purchase shares of the Company’s common stock, vesting upon milestones contained in the Freidenberg Employment Agreement. To date, 145,000 of Mr. Freidenberg’s options have vested.

Abby Drue, our President, receives an annual salary of $60,000.

Gila Fish is our Chairperson and Chief Research and Development Officer. Pursuant to an employment agreement with the Subsidiary entered into on January 5, 2015 (the “Fish Employment Agreement”), Ms. Fish also serves as Chairperson of the Subsidiary. Ms. Fish receives an annual salary of $109,000. Ms. Fish also received 160,000 options to purchase shares of the Company’s common stock, vesting upon milestones contained in the Fish Employment Agreement. Pursuant to the Fish Employment Agreement, in the event Ms. Fish is terminated without Good Cause (as defined in the Fish Employment Agreement), she shall receive 1,500,000 Israeli Shekels, currently worth approximately $425,000.

Avner Kroman is our Vice President, Research and Development. Mr. Korman receives an annual salary of $77,780. Additionally, Mr. Korman has a consulting agreement with Subsidiary (the “Consulting Agreement”). Pursuant to the Consulting Agreement, in the event the Consulting Agreement is terminated by the Company without Cause (as defined in the Consulting Agreement), Mr. Korman will receive 1,500,000 Israeli Shekels, currently worth approximately $425,000.

Rachel Koren is our Chief Financial Officer. She receives an annual salary of $20,000 and on April 19, 2016 she entered into an option agreement with the Subsidiary pursuant to which she received 20,000 options to purchase shares of the Company’s common stock, 15,000 of which have vested and the final 5,000 are due to vest on January 1, 2018.

Ory Arbel is our Secretary. He receives and annual salary of $50,000. Additionally, the law firm Mr. Arbel is a founder of, Arbel Braun Landau, Attorneys at Law, received 36,500 options to purchase shares of the Company’s common stock of which 20,000 have vested and the remaining 16,500 have not yet vested.

The Company currently has an employee incentive plan (the “Incentive Plan”). The Incentive Plan was originally utilized by the Subsidiary, and by resolution the Board of Directors of the Company the Incentive Plan was adopted for use of by Company in April 2016. The Incentive Plan is designed to allow the Company to incentivize employees and services providers, including advisers of the Company, by offering shares of the Company’s common stock, as well as options to purchase shares of the Company’s common stock. Options to purchase shares of the Company’s common stock must have an exercise price of at least the Fair Market Value of the shares, as such term is defined in the Incentive Plan.

Employee Benefits and Perquisites. The officers of the Company, which are employed full time, receive welfare standard plan. Welfare means pension rights, unemployment benefits, saving program and car allowance.

Compensation of Directors

We currently do not pay directors’ fees for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Item 4. Security Ownership of Management and Certain Securityholders

We have determined beneficial ownership in accordance with rules of the Securities and Exchange Commission (“SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after June 13, 2017. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 13, 2017 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on 1,526,918 shares of our voting stock outstanding at June 13, 2017.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Pomm, Inc., 985 Citadel Drive Northeast, Suite A, Atlanta, GA 30324.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares		Percentage
10% or Greater Shareholders (excluding Directors and Officers)
	0		-
Named Executive Officers and Directors who are 10% or Greater Shareholders
Gila Fish, 10/3 Haeefrony st. Mevaseret zion , Israel	879,000		57.57

Total Named Executive Officers and Directors (six individuals)	1,138,600	*	64.25

* Includes (i) 36,500 options to purchase shares of common stock held by Arbel Braun Landau, Attorneys at Law, such options are controlled by Ory Arbel; (ii) 145,000 options to purchase shares of common stock held by David Freidenberg; (iii) 15,000 options to purchase shares of common stock held by Rachel Koren; and (iv) 82,300 options to purchase shares of common stock held by Avner Korman. All options to purchase shares of common stock held by held by Directors and Officers have an exercise price of $0.01.

Item 5. Interest of Management and Others in Certain Transactions

None.

Item 6. Other Information

None.

Item 7. Financial Statements

The Audited Financial Statements for the year ended December 31, 2016 can be found following the signature page.

Item 8. Exhibits

Exhibit Number	Description	Incorporated by Reference to
2.1	Articles of Incorporation of POMM Inc.	Exhibit 2.1 to the Offering Statement on Form 1-A filed by the Company on January 27, 2016
2.2	Bylaws of POMM Inc.	Exhibit 2.2 to the Offering Statement on Form 1-A filed by the Company on January 27, 2016
3.1	Form of Stock Certificate	Exhibit 3.1 to the Offering Statement on Form 1-A filed by the Company on January 27, 2016
6.1	David Freidenberg Employment Agreement, dated October 6, 2016	*
6.2	Amendment No. 1 to Freidenberg Employment Agreement	*
6.3	Amendment No. 2 to Freidenberg Employment Agreement	*
6.4	David Freidenberg Option Agreement, dated April 14, 2016	*
6.5	Gila Fish Employment Agreement, dated May 6, 2015	*
6.6	Rachel Koren Employment Agreement, dated December 30, 2015	*
6.7	Rachel Koren Option Agreement, dated April 14, 2016	*
6.8	Avner Korman Employment Agreement, dated October 27, 2014	*
6.9	Arbel Braun Landau, Attorneys at Law Option Agreement, dated November 15, 2015	*
6.10	Share Ownership and Option Plan	*
11.1	Consent of CPA – Auditor Deloitte	Exhibit 14.1 to the Offering Statement on Form 1-A filed by the Company on January 27, 2016

* filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMM, INC.

Date: June 15, 2017	By:	/s/ David Freidenberg
David Freidenberg Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Freidenberg	Chief Executive Officer and Director	June 15, 2017
David Freidenberg	(Principal Executive Officer)
/s/ Gila Fish	Chairperson and Chief Research and	June 15, 2017
Gila Fish	Development Officer
/s/ Rachel Koren	Chief Financial Officer	June 15, 2017
Rachel Koren,	(Principal Financial Officer & Principal Accounting Officer)

POMM Inc.

Consolidated Annual Financial Statements

As of December 31, 2016

POMM Inc.

Consolidated Financial Statements

As of December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

POMM Inc.

We have audited the accompanying consolidated financial statements of POMM Inc. and its subsidiaries (the “Company’’), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, statements of changes in stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of POMM Inc. and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements for the year ended December 31, 2016 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(B) to the financial statements, the Company has devoted substantially all its efforts to research and development. The Company is still in its development stages and has not yet generated revenues. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $3.1 and $2.3 million for the years ended December 31, 2016, and 2015. respectively, and accumulated losses of $7,5 million. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that may result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel

June 15, 2017

POMM Inc.

Consolidated Balance Sheets

		As of December 31
		2 0 1 6	2 0 1 5
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents	2D	39	250
Restricted cash		30	-
Other receivables	3	120	136
Total current assets		189	386

Fixed assets, net		7	9

TOTAL ASSETS		196	395

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current liabilities
Short term loans		239	35
Trade accounts payable		139	80
Employees and payroll accruals	5	41	71
Other accounts payable	5	389	225
Shareholder’s loan	6A	1,088	749
Total current liabilities		1,896	1,160

Long term liabilities
Long term loans from banks		30	-
Severance pay	4	572	564
Total long term liabilities		602	564

TOTAL LIABILITIES		2,498	1,724

Shareholders’ deficit
Ordinary shares, $ 0.00001 par value - authorized 500,000,000 shares of common stock and 10,000,000 shares of preferred stock, 1,517,043 shares issued and outstanding at December 31, 2016 and 1,379,814 shares issued and outstanding at December 31, 2015	7	- *	- *
Additional paid in capital	7,8	5,240	3,108
Accumulated deficit		(7,542)	(4,437)
Total shareholders’ deficiency		(2,302)	(1,329)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		196	395

* Less than 1 USD (in thousands)

The accompanying notes are an integral part of the consolidated financial statements.

POMM Inc.

Consolidated Statements of Operations

		Year ended
		December 31
		2 0 16	2 0 1 5
	Note	USD in thousands

Research and development expenses	2G,10	933	1,195
less: Participation in Research and development expenses		(64)	(295)
Research and development, net		869	900

General and administrative	11	2,105	1,298

Operating loss		2,974	2,198

Financial expenses (income), net	13	131	62

Loss for the year		3,105	2,260

Loss per share

Number of shares used for basic and diluted loss per share computing(*)		1,813,916	1,337,358

Basic and diluted loss per share (in USD)		1.71	1.69

(*) Includes 357,330 and 123,924 options with exercise price of $0 that are considered outstanding shares for the purpose of calculating basic EPS, for the years 2016 and 2015, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

POMM Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

	Share Capital		Additional paid in capital	Accumulated Deficit	Total capital deficiency
	USD in thousands

BALANCE AS OF JANUARY 1, 2015	(	*)	1,561	(2,177)	(616)

CHANGES DURING 2015:
Issuance of ordinary shares	(	*)	700	-	700
Share-based payment	-		821	-	821
Classification of liabilities			26		26
Loss for the year	-		-	(2,260)	(2,260)

BALANCE AS OF DECEMBER 31, 2015	(	*)	3,108	(4,437)	(1,329)

CHANGES DURING 2016:
Issuance of ordinary shares	(	*)	224	-	224
Share-based payment	-		1,908	-	1,908
Loss for the year	-		-	(3,105)	(3,105)

BALANCE AS OF DECEMBER 31, 2016	(	*)	5,240	(7,542)	(2,302)

* Less than 1 USD (in thousands)

The accompanying notes are an integral part of the consolidated financial statements.

POMM Inc.

Consolidated Statements of Cash Flows

	Year ended
	December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Net cash used in operating activities
Loss for the year	(3,105)	(2,260)

Adjustments to reconcile loss to net cash used in operating activities:	2,258	1,523

Net cash used in operating activities	(847)	(737)

Cash Flows from Investing Activities
Purchase of fixed assets	-	(6)

Net cash provided by (used in) investing activities	-	(6)

Cash flows from Financing Activities:
Receipts of short-term loan	156	35
Receipts of long-term loan	30	-
Issuance of ordinary shares	224	594
Receipts of shareholders’ loan, net	256	343

Net cash provided by financing activities	666	972

Increase (decrease) in cash and cash equivalents and restricted cash	(181)	229
Cash and cash equivalents and restricted cash at the beginning of the period	250	21

Cash and cash equivalents and restricted cash at the end of the period	(*)69	(*)250

(*) Includes $30, $0 of restricted cash for the years 2016 and 2015, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

POMM Inc.

Consolidated Statements of Cash Flows

Adjustments to reconcile loss to net cash used in operating activities:

	Year ended
	December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Share-based payment	1,908	821
Depreciation	2	1
Participation in research and development (EU grant)	(29)	17
Interest on loans	131	58
Decrease (Increase) in other receivables	45	(8)
Increase in trade accounts payable	59	57
Increase in other accounts payable	164	28
Increase (Decrease) in employee accruals	(22)	549
Adjustments to reconcile loss to net cash used in operating activities	2,258	1,523

Supplemental information for Cash Flow:

Supplemental disclosure of non-cash flow information

	Year ended
	December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Conversion of convertible loan into ordinary shares	-	107

The accompanying notes are an integral part of the consolidated financial statements.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 1 -	GENERAL

POMM Inc. (“POMM” or the “Company”) is a newly formed company. The Company, is the owner of 100% of the shares of OS New Horizon – Personal Computing Solutions Ltd. (OS or the “Subsidiary”), through restructuring under common control. The restructuring had been performed such that every current shareholder of OS has tendered its shares in OS in exchange for shares in POMM causing OS to become wholly owned subsidiary of POMM. The restructuring had been completed after receiving an approval in principle of the Israeli Tax Authority (“ITA”) On the 12 of January 2015, authorizing the exchange of shares as an exempted transaction under section 104B of the Israeli Income Tax Ordinance. The final approval from the ITA was received on March 10, 2016.

The Company is expected, to offer its shares in an offering under Regulation A.

OS New Horizon Ltd was incorporated and commenced its operations in Israel on February 9, 2010.

The Company is engaged in developing and marketing of small systems of storage, encoding and information retrieval.

In October 2015, based on the Company’s development process, PCAS have decided to grant additional €150 ($167) thousand to the Company, within the frame of the grant agreement, in order to continue and complete the development process. In December 2016 the PCAS have decided to add another €36 ($38) thousands to the company.

In February 27, 2016 the parent company submitted a prospectus to the SEC for an offering to private investors of 802,065 ordinary shares at an expected price of $12.47 per share.

The Company was qualified by the SEC under regulation A plus on 05/24/2016 and was able to raise 227,316 USD (18,229 shares) in 2016 and 73,635 USD (5,905 shares) in 2017. The company invested 60,000 USD in advertisement to market the REG A process.

Since inception, the Company has devoted substantially all its efforts to research and development. The Company is still in its development stage and has not yet generated revenues. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has accumulated losses of $7.5 million and $4.4 million as of December 31, 2016, and 2015, respectively.

These conditions raise substantial doubt about the Company’s ability to continue to operate as a going concern. The Company’s ability to continue operating, as a “going concern” is dependent on several factors, among them is the ability to raise sufficient additional funding.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	basic for presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“US GAAP”).

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates judgement and assumptions used are reasonable based upon information available at the time they are made. These estimates judgement and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

C.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S dollar (“dollar”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation”.

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Share-based compensation:

The Company applies ASC 718-10, “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the Company’s stock plans based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s statement of operations.

The Company recognizes compensation expense for the value of non-employee awards, which have graded vesting, based on the accelerated attribution method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of share options granted using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is calculated using the appropriate industry sector. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares outstanding during each year, plus the dilutive potential common stock considered outstanding during the year, in accordance with ASC 260-10 “Earnings per Share”.

G.	Research and development expenses, net:

Research and development expenses, are charged to the statement of operations as incurred. European grants for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from research and development expenses.

H.	Convertible debt:

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of convertible debt and other options are allocated to each component, based on their relative fair value.

Under ASC 470 an embedded beneficial conversion feature in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds (as determined in the paragraph above) equal to the intrinsic value of that feature to additional paid-in capital with the corresponding amount presented as discount on the debt.

NOTE 3 -	OTHER RECEIVABLES

Composition:

	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Participation in research and development	115	86
Prepaid expenses	-	5
Other receivables	(2)	2
Government institutes	7	43
	120	136

NOTE 4 -	EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Severance Compensation Act, 1963, the Company’s employees included under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 relieve the Company from any future severance payments in respect of those employees. Severance expenses recorded in the statement of operations for the years 2016 and 2015 were $16 thousands and $541 thousands respectively.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 5 -	OTHER ACCOUNTS PAYABLE

Composition:

	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Employees and related expenses	31	56
Other payables	23	16
Vacation provision	10	15
Accrued expenses	294	133
Related party	72	76
	430	296

NOTE 6 -	SHAREHOLDER’S LOAN

A.	Since inception, the Company’s main shareholder (“main shareholder”) provides loans to the Company from time to time, as needed. The main Shareholder’s Loan bears an annual interest rate of 5%.

On June 16, 2013, $153 thousands from the shareholder loan converted into 50,700 ordinary shares of NIS 0.01 par value of the Company. The loan amount converted was recognize as an increase to the additional paid in capital.

During 2014, the main shareholder provided loans in a total amount of $242 thousand, with a termination date set at December 2018.

As of December 31, 2016 and 2015, the outstanding balance of the Main Shareholder Loan is $1088 thousand and $749 thousand, respectively.

B.	On October 2, 2014, the Company entered into a Share Purchase Agreement with several investors. Based on such agreement the investors agreed to invest at least $150 thousands in consideration of 66,000 ordinary shares NIS 0.01 at a price per share of $2.25. Based on such agreement, at the closing date of such agreement, the Company will issue to the investors half of the shares and the second half will be issued 24 months after the closing date unless 30 days prior to the end of such 24 months a written and signed notice is accepted. If such notice is accepted, the remaining balance of the investment shall bear 4% annual interest retroactively from the date of investment. As of December 31, 2014, the investors invested a total amount of NIS 842 thousands ($232 thousands), of which NIS 421 thousands ($116 thousands) representing 50% of the investment is accounted for as convertible debt accruing 4% annual interest.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 6 -	SHAREHOLDER’S LOAN (Cont.)

In accordance with ASC 470-20 “Debt with Conversion and Other Options”, the Company determined that beneficial conversion feature exist in the amount of $39 thousands. The beneficial conversion feature was recorded as an increase in Additional Paid-In Capital with the corresponding amount presented as a discount on the convertible debt.

During the last quarter of 2015, the investors decided to convert the remaining NIS 421 thousands ($107 thousands) to 51,885 ordinary shares. Following such conversion as of December 31, 2015, the balance of convertible loan is zero.

NOTE 7 -	SHAREHOLDERS’ EQUITY

Composition:

	December 31, 2016
	Registered	Issue and outstanding
	Number of shares
Preferred shares of $ 0.0001 par value	10,000,000
Ordinary shares of $ 0.0001 par value	500,000,000	1,517,043

Composition:

	December 31, 2015
	Registered	Issue and outstanding
	Number of shares
Ordinary shares of $ 0.0001 par value	500,000,000	1,379,814

A.	Ordinary share

The ordinary shares confers upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of surplus of assets upon liquidation of the Company.

B.	Preference share

The Preference share confers upon the holders the right to receive notice to participate and vote in the general meeting of shareholders of the Company. In addition, the holders have the right to nominate 1 director.

C.	Issuance of ordinary shares:

1.	In 2011, the Company issued 34,800 ordinary shares of $ 0.00001 par value for a consideration of approximately $46 thousand.

2.	In 2012, the Company issued 15,000 ordinary shares of $ 0.00001 par value for a consideration of approximately $14 thousand.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 7 -	SHAREHOLDERS’ EQUITY (Cont.)

C.	Issuance of ordinary shares: (Cont.)

3.	In 2013, the Company entered into Share Purchase Agreements with a number of investors for the issuance of 98,100 ordinary shares of $ 0.00001 par value for a total consideration of approximately $296 thousand.

In addition, during 2013 the Main Shareholder converted $153 thousands of the Loan to 50,700 ordinary shares of $ 0.00001 par value.

4.	In 2014, the Company entered into a Share Purchase Agreements with a number of investors for the issuance of 26,400 ordinary shares of $ 0.00001 par value for a total consideration of approximately $44 thousand.

5.	In 2015, the Company entered into a Share Purchase Agreements with a number of investors for the issuance of 148,744 ordinary shares of $ 0.00001 par value for a total consideration of approximately $594 thousand.

In addition, in connection with the Share Purchase agreement from October 2, 2014 (discussed in Note 6B), the Company issued 51,885 ordinary shares of $ 0.00001 par value for a total consideration of approximately $116 thousand.

6.	In 2016, the Company entered into a Share Purchase Agreements with a number of investors for the issuance of 83,229 of the Company’s ordinary shares for a total consideration of approximately $224 thousand.

NOTE 8 -	SHARE BASED PAYMENTS

A.	Employee Incentive Plans:

The Company’s Board of directors approves, from time to time, employee incentive plans, the last of which was approved in October 2015. Employee incentive plans include stock options.

B.	Stock Options:

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5
	USD in thousands

Research and Development expenses	449	394
General and Administration expenses	1,459	427
Total	1,908	821

Stock options usually vest over 0-4 years and their term may not exceed 10 years. The exercise price of each option is between $0.00- $1.5.

Through December 31, 2016, 1,076,655 share options have been issued under the plans, of which 796,655 options were exercisable as of December 31, 2016.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 8 -	SHARE BASED PAYMENTS (Cont.)

Summary of the status of the Company’s share option plans as of December 31, 2016 and 2015 as well as changes during each of the years then ended, is presented below:

	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	Price

Outstanding - beginning of year	946,044	0.32	375,083	0.66
Granted	205,061	0	571,909	0.10
Exercised	(54,000)	0	(948)
Cancelled	(20,450)	0.9	-
Outstanding - year end	1,076,655	0.26	946,044	0.32

Options exercisable at year-end	796,655	0.36	574,344	0.5

The following table summarizes information about share options outstanding as of December 31, 2016:

Outstanding as of December 31, 2016					Exercisable as of December 31, 2016
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Aggregate intrinsic value	Number exercisable	Weighted average exercise price	Aggregate intrinsic value
(US dollars)		(in years)	(US dollars)	(US dollars in thousands)		(US dollars)	(US dollars in thousands)
0.00 – 0.5	758,055	10.45	0	9,453	478,055	0	5,961
0.51 - 1	295,200	1.72	0.85	3,429	295,200	0.85	3,429
1.1 – 1.5	23,400	0.5	1.5	257	23,400	1.5	257

	1,076,655				796,655

POMM Inc.

Notes to the Consolidated financial statements

NOTE 9 -	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Office lease

In December 2015, the Company entered into an office lease agreement for a period of 12 months, with an option to extend the lease period for one year. The company has extended the lease in December 2016 until December 5, 2017. According to the lease agreement, the monthly office lease payment is approximately $1.7 thousand.

Minimum future rental payments, as of December 31, 2016 are as follows:

Thousand
2017	$20
$20

B.	European Union grant program

In October 2013, the Company entered into a grant agreement with the European Union for implementation of the Personalized Centralized Authentication System (“PCAS”) within the framework of the specific program and subject the conditions prescribed in the agreement. In October 2015, based on the Company’s progress in its research and development, PCAS has decided to grant an additional €159 ($174) thousand to the Company’s budget, within the frame of the grant agreement, in order to continue and complete the development process.

The Company’s total approved budget as of December 31, 2016 is €963 ($1,013) thousand, of which the approved funding by the EU is €722 ($760) thousand. As of December 31, 2016, and December 31, 2015, the Company received an aggregate amount of €582 thousand ($725 thousand) and €549 thousand ($684 thousand), respectively.

NOTE 10 -	RESEARCH AND DEVELOPMENT

Composition:

	Year ended
	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Payroll and related expenses	452	623
Share-based payment	449	394
Professional services	17	50
Development expenses	-	97
Traveling abroad expenses	-	9
Other	-	6
Materials	12	12
Subcontracted work and consulting	3	4
	933	1,195
Less: Participation in Research and development expenses	(64)	(295)
Research and development, net	869	900

POMM Inc.

Notes to the Consolidated financial statements

NOTE 11 -	GENERAL AND ADMINISTRATIVE

Composition:

	Year ended
	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Payroll and related expenses	245	507
Share-based payment	1,459	427
Professional services	203	237
Advertisement to market	50	-
Other	118	92
Rent and maintenance	21	18
Office maintenance	9	17
	2,105	1,298

NOTE 12 -	TAXES ON INCOME

A.	The Company

OS New Horizon - Personal Computing Solutions Ltd. is taxed according to Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 26.5% in 2015 and 25% in 2016.

On December 15, 2016 the Israeli government approved the changes in the Israeli corporate tax rate, which was set at 24% in 2017 and 23% for the year 2018 onwards.

2.	As of December 31, 2016 , the Company generated net operation losses of approximately $7 million, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The entity is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	Year ended December 31,
	2 0 1 6	2 0 1 5
	USD in thousands
Deferred tax assets:
Deferred taxes due to carryforward losses	1,231	1,176
	1,231	1,176

Valuation allowance	(1,231)	(1,176)
Net deferred tax asset	-	-

4.	The Company has no uncertain tax positions and foreign sources of income.

POMM Inc.

Notes to the Consolidated financial statements

NOTE 13 -	FINANCIAL INCOME (EXPENSES) NET

Composition:

	Year ended
	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Bank and loan interest	13	2
Interest on loans	98	58
Exchange rate differences	20	2
	131	62

NOTE 14 -	TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Payroll and related expenses	102	490
	102	490

B.	Balances:

	As of December 31
	2 0 1 6	2 0 1 5
	USD in thousands

Employees and payroll accruals	3	3
Other accounts payable	184	125
Severance pay	384	384
Related party	-	-
Shareholder’s loan (see also Note 6)	1,088	749
	1,659	1,261